EXHIBIT 4.2

FIRST AMENDMENT

to the

PREFERRED STOCK RIGHTS AGREEMENT

between

NEW FOCUS, INC.

and

EQUISERVE TRUST COMPANY, N.A.

This First Amendment to the Preferred Stock Rights Agreement (the “Amendment”) is made and entered into as of September 29, 2003 between NEW FOCUS, INC., a Delaware corporation (the “Company”), and EQUISERVE TRUST COMPANY, N.A., as Rights Agent (the “Rights Agent”).

R E C I T A L S

WHEREAS, the Company and the Rights Agent entered into the Preferred Stock Rights Agreement dated as of July 26, 2001 (the “Rights Agreement”);

WHEREAS, Section 27 of the Rights Agreement provides that, prior to the Distribution Date (as defined in the Rights Agreement), the Company may supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights;

WHEREAS, the Company, Bookham Technology plc, a public limited company incorporated under the laws of England and Wales (the “Parent”), and Budapest Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Transitory Subsidiary”) intend to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Transitory Subsidiary will merge with and into the Company (the “Merger”) and the outstanding shares of Common Stock of the Company (the “Company Common Stock”) will be converted into the right to receive a certain number or fraction of a number of Parent American Depositary Shares each representing one ordinary share, par value 1/3 p per share, of the Parent (“Parent Ordinary Shares”) or, at the election of the holder of Company Common Stock, the equivalent number of Parent Ordinary Shares in registered certificated or uncertificated form, upon surrender of the certificate representing such share of Company Common Stock, upon the terms and subject to the conditions of the Merger Agreement;

WHEREAS, concurrent with the Merger Agreement, Parent, the Company and certain stockholders of the Company (the “Voting Agreement Holders”), intend to enter into Stockholder

Agreements (the “Stockholder Agreement”), pursuant to which, among other things, the Voting Agreement Holders will vote in favor of the Merger;

WHEREAS, on September 21, 2003, the Board of Directors of the Company resolved to amend the Rights Agreement to exempt the Merger, the Merger Agreement, the Stockholder Agreements and the other transactions specifically contemplated thereby from the application of the Rights Agreement; and

WHEREAS, the Company intends to modify the terms of the Rights Agreement in certain respects as set forth herein, and in connection therewith, is entering into this Amendment and directing the Rights Agent to enter into this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Capitalized Terms. All capitalized, undefined terms used in this Amendment shall have the meanings assigned thereto in the Rights Agreement.
2.	Amendments.

(a) Section 1(a) of the Rights Agreement is hereby amended by adding the following new paragraph to the end of Section 1(a):

“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, neither Bookham Technology plc, nor Budapest Acquisition Corp., nor any of such parties’ Affiliates or Associates shall be deemed to be an Acquiring Person solely by reason of: (i) the approval, execution or delivery of that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Bookham Technology plc, a public limited company incorporated under the laws of England and Wales (the “Parent”), and Budapest Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Parent, pursuant to which the Transitory Subsidiary shall be merged with and into the Company, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”), including any amendment or supplement to the Merger Agreement; or (ii) the consummation of the transactions contemplated thereby, each upon the terms and subject to the conditions of the Merger Agreement.”

(b) Section 1(k) of the Rights Agreement is hereby amended by adding the following new paragraph to the end of Section 1(k):

“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, no Distribution Date shall be deemed to have occurred by reason of: (i) the approval, execution or delivery of the Merger Agreement, including any amendment or supplement thereto, or the stockholder agreements entered into by and among the Parent, the Company and certain of the Company’s stockholders (the “Stockholder Agreement”) in connection with the execution of the Merger Agreement; or (ii) the consummation of the transactions contemplated thereby, each upon the terms and subject to the conditions of the Merger Agreement, or the Stockholder Agreement, respectively.”

(c) Section 1(q) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“ “Final Expiration Date” shall mean the earlier to occur of (i) immediately prior to the Effective Time (as defined in the Merger Agreement) and (ii) August 31, 2011.”

(d) Section 1(nn) of the Rights Agreement is hereby amended by adding the following new paragraph to the end of Section 1(nn):

“Notwithstanding anything in this Agreement that might otherwise be deemed to the contrary, no Triggering Event shall be deemed to have occurred by reason of: (i) the approval, execution or delivery of the Merger Agreement, including any amendment or supplement thereto, or the Stockholder Agreement; or (ii) the consummation of the transactions specifically contemplated thereby, each upon the terms and subject to the conditions of the Merger Agreement.”

(e) Section 21 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail, and to the holders of the Rights Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his or her Rights Certificate for inspection by the Company), then the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Preferred Shares and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.”

(f) Section 27 of the Rights Agreement is hereby amended by adding the following new paragraph to the end of Section 27:

“Notwithstanding anything to the contrary contained herein, Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.”

3.	Effective Date. This Amendment shall become effective as of the date first above written but such effectiveness is contingent upon the execution and delivery of the Merger Agreement and/or the Stockholder Agreement by the Company.

4.	Effect of Amendment. Except as expressly provided herein, the Rights Agreement shall be and remain in full force and effect.

5.	Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

6.	Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7.	Certification. The undersigned officer of the Company, being an appropriate officer of the Company and authorized to do so by resolution of the Board of Directors of the Company duly adopted and approved at a meeting held September 21, 2003, hereby certifies to the Rights Agent that this amendment is in compliance with Section 27 of the Rights Agreement.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day first above written.

NEW FOCUS, INC.

By:	/s/ WILLIAM L. POTTS, Jr.

Name: William L. Potts, Jr.
Title: Chief Financial Officer and Secretary

EQUISERVE TRUST COMPANY, N.A.

By:	/s/ CAROL MULVEY-EORI

Name: Carol Mulvey-Eori
Title: Managing Director